

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Daniel J. Finnegan
Chief Financial Officer
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, Connecticut 06854

> **Re:** **priceline.com Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 000-25581**

Dear Mr. Finnegan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director